SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Acceptance of the resignation of Mr. Tadashi
Miyashita as director of PLDT Inc. (the “Company”), and
member of the Governance and Nomination, Executive
Compensation, Technology Strategy and Risk Committees,
and as Advisor of the Audit Committee of the Board of
Directors, effective immediately;
2. Election of Mr. Atsuhisa Shirai as director of the
Company to hold office effective immediately and for
the unexpired term of his predecessor in office, Mr.
Tadashi Miyashita;
3. Appointment of Mr. Atsuhisa Shirai as member of the
Governance and Nomination, Executive Compensation,
Technology Strategy and Risk Committees, and as advisor
of the Audit Committee of the Board of Directors;
4. Promotion of officers;
5. Amendments to the By-Laws of the Company; and
6. Cash dividend declaration on the Company’s Voting
Preferred Stock.

August 30, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 30, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,794 As of July 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 30, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Resignation and Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 30, 2016:

1.	The Board accepted the resignation of Mr. Tadashi Miyashita as director of the Company and member of the Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, and as Advisor of the Audit Committee of the Board of Directors, effective immediately. Mr. Miyashita has been reassigned to another offshore company by his principal, NTT DOCOMO, INC. (“NTT DOCOMO”). The Board expressed their gratitude to Mr. Miyashita for his invaluable contribution and wished him continued success in his future endeavours.

The resignation of Mr. Miyashita is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	As recommended by the Governance and Nomination Committee which conducted the screening process and determined that the director-nominee, Mr. Atsuhisa Shirai possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Mr. Atsuhisa Shirai as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Tadashi Miyashita.

Mr. Shirai was also appointed as member of the Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, and as Advisor of the Audit Committee of the Board of Directors, effective immediately.

Mr. Shirai is the President of Mobile Innovation Co., Ltd., a company that provides fleet management services in Thailand, and through its subsidiaries, in Vietnam, Indonesia and Myanmar. He served as Director of DOCOMO Wi-Fi Service, M2M Business Department and Director of International Roaming, Global Business Department of NTT DOCOMO from July 2013 to April 2015 and from April 2009 to June 2013, respectively. He also served as Director of Wireless Broadband Alliance from July 2010 to June 2015. Prior to that, he was the Director of Singapore Project, Global Business Office of NTT West Corporation from July 2007 to March 2009, Director of Housing Services and Data Center, IT Management Services Department and Director of Internal IT System, Global Business Department of NTT Communications Corporation from April 2005 to June 2007 and from January 2002 to March 2005, respectively. Mr. Shirai obtained his Master’s Degree in Electrical Electronic Engineering from Chiba University.

3.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective August 30, 2016:

Name	Position

Marco Alejandro T. Borlongan	From Vice President to First Vice President, Customer Service Operations Management and HOME Sales and Distribution

Benedict Patrick V. Alcoseba	From Assistant Vice President to Vice President, Disruptive Business

Jerameel A. Azurin	From Assistant Vice President to Vice President, SME Marketing

Jose Arnilo S. Castañeda	From Assistant Vice President to Vice President, HOME Product Development

Arvin L. Siena	From Assistant Vice President to Vice President, Network Planning and Fixed Network Engineering

4.	The Board, exercising its own power, and the authority duly delegated to it by the stockholders of the Company, to amend the Company’s By-Laws, authorized and approved the amendments to the Company’s By-Laws contained in Annex A attached hereto.

The amendments to the By-Laws shall take effect upon approval by the Securities and Exchange Commission of the Amended By-Laws.

5.	The Board declared a cash dividend of 2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending October 15, 2016, payable on October 15, 2016, to the holder of record on September 20, 2016.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2016, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 30, 2016

ANNEX A

AMENDMENTS TO THE BY-LAWS OF PLDT Inc.

EXISTING BY-LAWS PROVISION	AMENDMENT

Name of the Company in the heading/title:	Name of the Company in the heading/title:
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY	PLDT Inc.

ARTICLE XV SEAL
 Section 1. The corporate
seal of this corporation shall bear upon
its face, in a circle, the words
“PHILIPPINE LONG DISTANCE TELEPHONE
COMPANY.”, and within the circle a desk
telephone and the words and figures,
“INCORPORATED 1928”.
(*Amended on March 29, 2001)
ARTICLE XV SEAL
 Section 1. The corporate seal of this
corporation shall bear upon its face, in a
circle, the words “PLDT Inc.”, and within the
circle the logo of the corporation and the
words and figures, “INCORPORATED 1928”.
—
(Amended on March 29, 2001 and August 30, 2016)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 30, 2016